[Curative Health Services, Inc. Letterhead]




September 1, 2005


VIA EDGAR


Ms. Christine Allen
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Curative Health Services, Inc.
         Form 10-K for the fiscal year ended December 31, 2004
         File No. 000-50371

Dear Ms. Allen:

         This letter acknowledges our receipt of the comment letter from Jim Rosenberg, Senior Assistant Chief Accountant of the Securities and Exchange Commission, dated August 22, 2005. In order to provide a detailed response to Mr. Rosenberg's letter, we will not be able to respond within the time requested. However, we will respond to Mr. Rosenberg's letter via EDGAR under the form type label CORRESP on or before Wednesday, September 28, 2005.

Sincerely,


/s/  Thomas Axmacer
-----------------------------------
     Thomas Axmacher
     Chief Financial Officer